Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 24, 2014

VIA FEDERAL EXPRESS AND EDGAR

Susan Block, Esq.

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quartet Holdco Ltd.
Registration Statement on Form S-4
Filed May 13, 2014September 12, 2013
File No. 333-195910

Quartet Merger Corp.
Preliminary Proxy Statement on Schedule 14A
Filed May 13, 2014
File No. 001-36139

Dear Ms. Block:

On behalf of Quartet Holdco Ltd. (“Holdco”), we respond as follows to the Staff’s comment letter, dated June 9, 2014, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Ryan Adams.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided Holdco’s response to each comment immediately thereafter.

Securities and Exchange Commission

June 24, 2014

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that Holdco, Quartet Merger Corp., Holdco’s parent company (“Quartet”), or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, we will supplementally provide the Staff with any research reports about Holdco or Quartet that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in this offering. To date, no such written communications or research reports exist.

2.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X. Pro forma information should be similarly updated.

The financial statements, and related pro forma information, have been updated in the Registration Statement to comply with Rule 3-12 of Regulation S-X as requested.

Cover Page

3.	Please revise to indicate by check mark whether the company is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

We have revised the disclosure on the cover of the Registration Statement to indicate by check mark that Holdco is a non-accelerated filer as requested.

4.	Please revise the cross-reference to the risk factors section to include the page number where it appears in the prospectus. Refer to Item 501(b)(5) of Regulation S-K.

Securities and Exchange Commission

June 24, 2014

We have revised the cross-reference to the risk factor section on the cover page of the prospectus included in the Registration Statement to include the page number where such section appears as requested.

Summary of the Material Terms of the Mergers, page 1

5.	Please revise to provide greater detail regarding the Representative’s purchase options that are being registered, including their price.

We have revised the disclosure on page 1 of the Registration Statement to provide greater detail regarding the representative’s purchase options that are being registered, including their price, as requested.

Questions and Answers About the Proposals, page 3

Why is Quartet proposing the merger? page 4

6.	Please remove subjective marketing type language such as your “very appealing” growth profile and “compelling” valuation. Please also balance your disclosure here by stating that there is no guarantee Pangaea will provide “significant growth potential.”

We have revised the disclosure on page 5 of the Registration Statement to remove the subjective marketing type language and provided a statement that there is no guarantee Pangaea Logistics Solutions Ltd. (“Pangaea”) will provide significant growth potential as requested.

Summary of the Proxy Statement/Prospectus, page 10

7.	In an appropriate place in the summary, please disclose that you are an emerging growth company.

We have revised the disclosure on pages 12 and 13 of the Registration Statement to disclose that each of Holdco and Quartet is an emerging growth company as requested.

8.	We note your statement in the fourth paragraph that after consummation of the mergers, the funds in the trust account will be used “for working capital and general corporate purposes, including funding for organic growth and potential acquisitions.” Please apportion the funds for these purposes, and to the extent you have any potential acquisitions planned or agreed upon, please disclose. Additionally, please revise to quantify the fees payable to EarlyBirdCapital, Inc., Dinan & Company, LLC, and “Quartet’s and Pangaea’s advisors” here and throughout the prospectus.

Securities and Exchange Commission

June 24, 2014

We have revised the disclosure on page 11 of the Registration Statement to indicate that Pangaea will use approximately $11.5 million of the funds for newbuildings, up to $20 million for working capital and the balance for general corporate purposes. Pangaea currently has only one cash acquisition planned, its acquisition of the 49% interest in Seamar Management S.A., which it does not currently own. Pangaea plans on acquiring this interest for about $250,000 in cash.

We have further revised the disclosure on page 11 of the Registration Statement and elsewhere as appropriate to quantify the fees payable to the various advisors as requested.

Pangaea, page 11

9.	Please revise to state as a belief of management that Pangaea is an “established” logistics company with “expertise.” Please also explain what is meant by your statement that Pangaea addresses the needs of its customers by undertaking a “comprehensive set of services” with a focus on “premium routes.”

We have revised the disclosure on page 12 of the Registration Statement as requested. Additionally, we have revised the disclosure to clarify that the two referenced sentences “Pangaea address the transportation needs of its customers by undertaking a comprehensive set of services and activities, including cargo loading, cargo discharge, vessel chartering, voyage planning and technical management” and “In particular, Pangaea has historically focused on backhaul and other premium routes” are both references to activities of Pangaea and the latter sentence was not intended to be an example of the items described in the previous sentence.

The Merger Proposal, page 11

10.	Please explain the timing of the redomestication merger and the transaction merger, as they relate to each other.

The redomestication merger and transaction merger are intended to be consummated at the same time. However, from a practical perspective, the merger documentation required to be filed with respect to the transaction merger will be filed immediately prior to the merger documentation required to be filed with respect to the redomestication merger. We have revised the disclosure on page 13 of the Registration Statement and elsewhere to clarify the foregoing as requested.

11.	We note that the Pangaea shareholders will receive 28,431,372 shares of Holdco, but this part of the transaction does not appear to be registered. Please advise and tell us what exemption you are relying upon, if this is the case.

Securities and Exchange Commission

June 24, 2014

The shares being issued to Pangaea’s shareholders as consideration for the transaction merger (as defined in the Registration Statement) will be issued in reliance on the exemption from registration afforded by the provisions of Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). Section 4(a)(2) of the Securities Act provides an exemption from the registration requirements of Section 5 of the Securities Act for “transactions not involving any public offering.”

There are only nine holders of Pangaea’s securities entitled to receive common shares of Holdco as consideration for the transaction merger, three of which are the founders of Pangaea, two of which are trusts created for the benefit of one of the founders family members for estate planning purposes and four of which are limited partnerships under common control. These are sophisticated investors with intimate knowledge of Pangaea’s business (which will be the business of the combined entity following the mergers) who had access to information relevant to their investment. Furthermore, the issuance of shares to these nine holders will not involve any general solicitation or general advertising.

Based on the foregoing, we respectfully believe that the issuance of the shares to the Pangaea securittyholders will be exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

12.	In this regard, please explain what is being offered to each Pangaea shareholder. For instance, we note the disclosure that the Pangaea securityholders will receive common shares, and “up to” $10,000,000 in cash or at the option of the holder, “up to” an additional 980,392 shares.

We have revised the disclosure on page 13 of the Registration Statement and elsewhere as appropriate to clarify what is being offered to each Pangaea securityholder as requested.

13.	We further note that the Pangaea shareholders may receive up to an additional 7,352,941 shares of common stock of the registrant pursuant to a contingent payment schedule contained in the merger agreement based on the net income of the post-transaction operating company over the next three years. Please advise as to the timing of the distribution of these securities and if it is anticipated that the transaction will be registered. Please tell us why these shares do not appear to be covered by the registration statement. Refer to Question 125.03 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

After the end of each year, Holdco and a representative of Quartet will determine and verify whether the Net Income Shares for such year were earned in accordance with the procedures set forth in Section 1.14(g) of the Merger Agreement. This determination and verification period will typically end within six months of the end of each year and the Net Income Shares, if any, will be promptly distributed thereafter. By way of example, within 150 days of December 31, 2014, Holdco will deliver a Net Income Calculation to Gregory Monahan, the Quartet representative (the “Representative”), indicating whether or not the Net Income Shares for such period were earned. The Representative will then have 10 days to dispute such calculation. If the calculation is not disputed, the Net Income Shares earned for December 31, 2014, if any, will be promptly distributed. If the calculation is disputed, the calculation will be sent to an accounting arbiter for purposes of settling the dispute. The Net Income Shares determined by the arbiter to have been earned for such period, if any, will be promptly distributed.

Securities and Exchange Commission

June 24, 2014

It is not anticipated that these transactions will be registered. Like the shares subject to Comment 11 above, the Net Income Shares will be issued in reliance on the exemption from registration afforded by the provisions of Section 4(a)(2) of the Securities Act. The Net Income Shares, if any, that are distributed will be distributed to the same nine investors identified in response to Comment 11 above. Accordingly, for the same reasons presented in response to Comment 11, we believe the issuance of the Net Income Shares, if any, will be exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

Respectfully, we note that Question 125.03 assumes that the issuer seeks to register all shares to be issued as consideration for a merger on Form S-4. We do not believe that this Compliance and Disclosure Interpretation prevents an issuer from relying on an available exemption from registration for any portion of the shares to be issued in connection with the merger.

14.	Please also explain how the number of shares to each Pangaea security holder will be determined if the additional payments in shares are given based on the specified net income targets.

Any additional shares that may be issued upon Pangaea’s achievement of the specified net income targets will be allocated among the Pangaea securityholders pro rata in proportion to the number of shares of Pangaea owned by them immediately prior to the closing of the mergers. We have revised the disclosure on page 13 of the Registration Statement and elsewhere as appropriate to clarify the foregoing.

Proxy Solicitation, page 17

15.	We note your disclosure here and on page 56 that proxies may be solicited by mail, telephone, or in person. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by in person interview or telephone.

Securities and Exchange Commission

June 24, 2014

We confirm that all written soliciting materials, including any scripts to be used in soliciting proxies by in person interview or telephone, will be filed with the Commission as requested.

16.	We note your disclosure here and on page 56 that Jefferies has been engaged and will be paid by Pangaea. Please revise to disclose the compensation arrangement with Jefferies.

We have revised the disclosure in the Registration Statement to disclose the compensation arrangement with Jefferies as requested.

Conditions to the Closing of the Mergers, page 19

Quartet’s Conditions to Closing, page 19

17.	We note the condition that “certain individuals shall be appointed to the board of directors of Holdco . . . .” Please revise to disclose these persons, and to the extent you will be including the names of people that will become directors after effectiveness, please provide consents. Refer to Rule 438 under the Securities Act.

We have revised the disclosure on page 21 of the Registration Statement to clarify that the certain individuals to be appointed to Holdco’s board pursuant to the merger agreement are the same individuals listed as persons to become directors of Holdco upon consummation of the business combination in the section of the Registration Statement titled “Management of Holdco Following the Mergers.” Consents for each of the individuals that will become directors after effectiveness of the Registration Statement were previously included with the initial filing of the Registration Statement as Exhibits 99.4 through 99.9.

18.	We note the condition on page 20 that requires “receipt by Quartet of an opinion of Pangaea’s Bermuda counsel and receipt of a negative assurance letter from Pangaea’s US counsel.” Please advise whether you will file these as an exhibit to the registration statement. In this regard, we also note the reference to the opinion of Appleby on page A-43 of your annex to the registration statement. Please tell us, with a view towards revised disclosure, if Appleby is Pangaea’s Bermuda counsel and consider the need to provide additional disclosure about Appleby.

The above-referenced opinions of Pangaea’s Bermuda and US counsel relate to closing conditions in the merger agreement and are not intended to be exhibits to the Registration Statement. While Appleby is Pangaea’s Bermuda counsel, the opinion of Cox Hallett Wilkinson Limited, Bermuda counsel to Holdco, the registrant under the Registration Statement, will be delivered as the required legal opinion required pursuant to Item 21 of Form S-4.

Securities and Exchange Commission

June 24, 2014

Selected Financial Information – Pangaea, page 23

19.	Please reconcile the apparent discrepancy between your description “loss on sale of vessel” with the parenthetical presentation of such “loss” in fiscal 2011. Specifically, it appears you are presenting this figure as a negative expense, or “gain.” In this regard, we note the presentation on page F-19 is as a loss.

We have revised the disclosure on page 25 of the Registration Statement to delete the parenthetical presentation to reconcile this disclosure with the disclosure previously included on page F-19 as requested.

20.	Please revise either the definition of Adjusted EBITDA in the narrative in footnote (1) on page 24 or the tabular presentation of such calculation for consistency. Specifically, a gain/loss on sale of vessels of $1,096 appears to be recorded in fiscal 2011 per your presentation on page 23; however, no such reconciling item appears in the table on page 24 even though it appears to fit the definition provided in your narrative.

We have revised the definition of Adjusted EBITDA on page 25 of the Registration Statement so that it does not include a gain or loss on the sale of vessels.

Selected Unaudited Condensed Combined Financial Information, page 25

21.	Please revise your presentation of pro forma information to show the combination of entities in more detail. Specifically, please present a table showing the combination of entities and adjustments made, with footnote explanations, for each scenario presented. For example, the table on page 26 should include columns for Quartet and Pangaea as presented in the table on page 27. Further, the table on page 27 should have footnote explanations showing the calculation of each pro forma weighted average shares outstanding figure as well as pro forma net book value. We would not object to a cross reference to the table on pages 89-90 if the explanation and/or calculation has been presented there.

We have revised the presentation of pro forma information in the Registration Statement as requested.

Risk Factors, page 28

Risks Relating to Pangaea’s Industry, page 28

The cycle and volatile nature, page 28

Securities and Exchange Commission

June 24, 2014

22.	In the risk factor subheading, please disclose where in the cycle the drybulk transportation currently is so that investors may assess the risk.

We have revised the risk factor subheading to disclose where management believes the drybulk transportation cycle currently stands as requested.

The market values of our owned vessels may decrease, page 30

23.	Please revise this risk factor heading to clarify that you were not in compliance with certain covenants in the past.

We have revised this risk factor heading to indicate that Pangaea was not in compliance with certain covenants in the past as requested.

Risks Relating to Our Company, page 36

24.	We note your statement on page 158 that Pangaea is “not in the top ranks of owners of general ice vessels.” Please revise to discuss this in an appropriate risk factor.

We have revised the “Risks Relating to Our Company” section to provide a risk factor as requested.

25.	We note your disclosure on page 179 that that Mr. du Moulin currently serves as a director of Teekay Tankers and Tidewater, Inc., two similarly situated companies. To the extent there are any potential conflicts of interest with any of these commitments, please discuss in an appropriate risk factor.

We respectfully advise the Staff that we do not believe there are any conflicts with respect to Teekay Tankers and Tidewater, Inc. as neither Teekay nor Tidewater operate dry bulk vessels. Teekay owns and operates tankers, floating storage vessels, and towing vessels for the energy industry (petroleum and natural gas). Tidewater owns and operates offshore service vessels for the energy industry. We therefore have not revised the disclosure in the Registration Statement in response to this comment.

Unless we set aside reserves or are able to borrow funds for vessel replacement, page 43

26.	We note your disclosure that “[t]he average age of our owned drybulk carriers at the time of this proxy statement/prospectus will be approximately 10 years.” Please reconcile this with your disclosure on page 151 that the average age of your fleet is 9.1 years. Please also provide us with the global average age of drybulk carriers.

Securities and Exchange Commission

June 24, 2014

The average age of Pangaea’s owned fleet is indeed approximately 10 years at the time of this Registration Statement. Further, as of April 30, 2014, the average age of the global dry bulk fleet is 9.1 years. We have revised the disclosure on page 160 of the Registration Statement to clarify that the age of the global dry bulk fleet is 9.1 years.

Risks Related to the Mergers, page 47

27.	We note your disclosure on page 11 that the Pangaea securityholders will not be able to sell 50% of the common shares of until the earlier of the date on which the closing price of the Holdco common shares exceeds $12.50 per share for any 20 trading days within a 30-trading day period following the consummation of the mergers and the day preceding the day that is twelve months after the consummation of the acquisition. Please discuss the risks related to these conditions in an appropriate risk factor, considering the possibility that Holdco’s common shares may never exceed $12.50.

We direct the Staff to the risk factor located on page 49 of the Registration Statement titled “Future resales of the common shares of Holdco issued to the Pangaea securityholders may cause the market price of Holdco’s securities to drop significantly, even if Holdco’s business is doing well.” Such risk factor indicates that upon expiration of the applicable lock-up periods, the Pangaea securityholders may sell large amounts of Holdco shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in Holdco’s stock price or putting significant downward pressure on the price of Holdco’s stock. We respectfully believe this risk factor addresses the risks attendant to the above-referenced disclosure and therefore have not revised the disclosure in the Registration Statement in response to this comment.

The Merger Proposal, page 58

28.	Please provide us with copies of the “board books” and any other materials provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors. Also, please provide us with copies of the engagement letters. In this regard, we note your statement on page 13 that Cassel Salpeter rendered its oral opinion to Quartet’s board of directors on April 29, 2014, which was subsequently confirmed in writing by delivery of Cassel Salpeter’s written opinion the same day. Please tell us, with a view towards revised disclosure, if there were any differences between the oral presentation and the written opinion.

We are supplementally providing the Staff with (i) copies of the board books provided to the board in connection with approving the proposed transaction, which includes the presentation materials from Cassel Salpeter and (ii) a copy of the engagement letter with Cassel Salpeter. We advise the Staff that there were no differences between the oral presentation made by Cassel Salpeter to Quartet’s board and its written opinion.

Securities and Exchange Commission

June 24, 2014

Background of the Merger, page 60

29.	Please revise this disclosure to present, in tabular form, the amount of gross proceeds spent on offering expenses, the amount reserved for operating expenses in the unrestricted cash account of Quartet, and the amount of proceeds placed in trust pending the outcome of efforts related to an initial business combination. The gross amount should total the gross amount as presented in the narrative in this section, $102,681,250.

We have revised the disclosure on page 62 of the Registration Statement as requested.

30.	We note your statement that during the initial negotiation process, you “signed certain nonexclusive contingent based finders fee agreements with independent third parties.” Please revise to disclose these arrangements in greater detail. Additionally, please disclose the nature of the contingent fee agreement with Dinan and Company and “other contingent-based finders.”

We have revised the disclosure on page 63 of the Registration Statement as requested.

31.	We note your statement on page 61 that Quartet entered into “substantial” discussions with several companies prior to negotiating with Pangaea and your disclosure concerning the “Canadian-based engineering firm” Quartet entered into a letter of intent with and the “Israel-based foreign exchange trading broker” that Quartet submitted a detailed transaction proposal to. Please revise to briefly provide more detail as to when these negotiations occurred and why they were not pursued. Please discuss other alternatives to the current merger that were considered, and why they ultimately were not pursued.

We have revised the disclosure on page 63 of the Registration Statement as requested.

32.	Please explain how “one of Pangaea’s largest shareholders, funds managed by Cartesian Capital Group,” came to John Kelley of Dinan and Company. For example, if there was a prior relationship between Cartesian and Dinan, or if Dinan solicited Cartesian Capital, please disclose.

We respectfully advise the Staff that there was no prior relationship between Cartesian Capital and Dinan & Company. Dinan solicited Cartesian Capital via a “cold call”. We have revised the disclosure on pages 63 and 64 of the Registration Statement to clarify the foregoing.

Securities and Exchange Commission

June 24, 2014

33.	Please revise this entire section so that it provides substantive information about the development of the transaction, so that the recital of dates, telephone calls and meetings mentioned in the present version become a source of meaningful information, such as how the consideration was reached. Examples include the sixth full paragraph on page 61 and the third full paragraph on page 62.

We have revised the disclosure on pages 64 and 65 of the Registration Statement as requested.

34.	In this regard, we note your disclosure on page 61 that on “March 5, 2014, Quartet sent Cartesian the outline of a proposed deal structure, which contemplated consideration of $300 million in cash and stock at closing plus $60 million in contingent consideration based on Pangaea’s 2014 and 2015 earnings before interest, taxes, depreciation and amortization.” Please explain how the current terms were reached, and which party suggested the consideration that was ultimately agreed upon.

We have revised the disclosure on page 64 of the Registration Statement as requested.

Quartet’s Board of Directors’ and Special Advisor’s Reasons for Approval, page 63

35.	We note your statement that “Quartet’s board of directors and special advisor reviewed various industry and financial data in order to determine that the consideration to be paid to Pangaea was reasonable and that the mergers were in the best interests of Quartet’s stockholders.” Please revise to discuss what type of industry and financial data was reviewed in order to make this determination and provide us with any relevant materials.

We have revised the disclosure on page 66 of the Registration Statement as requested.

36.	We note your statement that “[d]uring its negotiations with Pangaea, Quartet did not receive services from any financial advisor because its officers and directors believe that their experience and backgrounds, together with the experience and background of Quartet’s special advisor, Joel Greenblatt, were sufficient to enable them to make the necessary analyses and determinations.” Please reconcile this with your disclosure on page 70 that Quartet relied upon the financial advisor, Cassel Salpeter, in approving the merger proposal.

Securities and Exchange Commission

June 24, 2014

We have revised the disclosure on page 66 of the Registration Statement to clarify that during its negotiations with Pangaea, Quartet did not receive services from any financial advisor “to assist it in determining what consideration to offer to Pangaea” in the transaction in order to reconcile the apparent inconsistency with later disclosure indicating that Quartet utilized the services of Casssel Salpeter as requested. We note, as indicated on page 75 of the Registration Statement, that the financial and other terms of the mergers, including the amount of the merger consideration, were determined pursuant to negotiations between the parties to the merger agreement and were not determined by or pursuant to any recommendation from Cassel Salpeter.

37.	We note your statement on page 64 that “the relationships that Pangaea’s management team has built over the years with its lenders have given it access to financing and have made it a go-to buyer of bank-owned (distressed sale) vessels.” Please reconcile this with the risk factor on 31 that you may have trouble obtaining new financing.

We have revised the disclosure on page 68 of the Registration Statement to reconcile the above-referenced statement with the risk factor on page 31 of the Registration Statement. Pangaea believes that it has superior access to financing from certain lenders relative to other vessel owners. In particular, because Pangaea charters-in vessels, where a lender is seeking a purchaser, Pangaea may be better situated to acquire the vessel because it is then operated by Pangaea itself, reducing diligence and transition costs. Overall, because of the general weakening in financial strength of traditional lenders for vessel acquisitions, financing may not be available for vessel acquisitions generally, limiting the value of any superior access. We have revised the disclosure on page 68 of the Registration Statement to clarify the foregoing.

38.	Please explain what is meant by the statement on page 66 that “Pangaea looks to add value for its customers by providing services that most of its competitors do not have either the skill or the resources to provide.”

We have revised the disclosure on page 70 of the Registration Statement to explain the above-referenced statement as requested.

Comparable Company Analysis, page 68

39.	Please revise to disclose in greater detail the criteria used to select the comparable companies. We also note your disclosure on page 61 that on February 25, 2014, Mr. Yu provided Quartet with summary financial projections and a list of comparable publicly traded companies. Please tell us if this is the same list.

We have revised the disclosure on page 71 of the Registration Statement as requested.

Securities and Exchange Commission

June 24, 2014

Opinion of Financial Advisor to the Board of Directors of Quartet, page 70

40.	We note that the description in the registration statement regarding the material relationships between Cassel Salpeter and Quartet does not provide a narrative and quantitative description of the fees paid or to be paid to Cassel Salpeter and its affiliates by Quartet and its affiliates. Please revise the registration statement to provide this disclosure and disclose whether Quarter or Cassel Salpeter recommended the consideration.

We direct the Staff to page 79 of the Registration Statement which indicated that Cassel Salpeter received a fee of $75,000 for rendering its opinion to Quartet. Furthermore, as indicated in response to Comment 36 above, the disclosure on page 75 of the Registration Statement indicates that the financial and other terms of the mergers, including the amount of the merger consideration, were determined pursuant to negotiations between the parties to the merger agreement and were not determined by or pursuant to any recommendation from Cassel Salpeter. Accordingly, we respectfully believe the current disclosure in the Registration Statement addresses the Staff’s comment and we therefore have not revised the disclosure in response to this comment.

41.	Similarly, we note your statement on page 75 that “Cassel Salpeter in the past provided investment banking or other financial services to affiliates of the Company for which Cassel Salpeter received compensation, including acting as the financial advisor to a former affiliate of the Company in connection with an acquisition,” and on page 13 that the board decided to use the services of Cassel Salpeter “because it is a recognized investment banking firm that has substantial experience in similar matters, and has rendered similar services to other blank check companies including several that Messrs. Rosenfeld and Sgro were previously directors of.” Please revise to discuss in greater detail these prior business dealings.

We have revised the disclosure on page 79 of the Registration Statement to discuss in greater detail the prior business dealings as requested.

42.	We note that Pangaea disclosed financial projections to Cassel Salpeter. Please revise your registration statement to include those financial projections.

We respectfully advise the Staff that Pangaea disclosed certain financial projections to Quartet, who in turn provided them to Cassel Salpeter, for the limited purpose of preparing its fairness opinion to be delivered to the Quartet board of directors. The financial projections provided were only one set of data among many other factors considered by Cassel Salpeter in rendering its opinion to the Quartet board. Both Pangaea and Quartet believe that these projections are not material to investors because they include projections through the year 2016 and are based on significant assumptions rendering such projections highly uncertain. Quartet and Pangaea believe that disclosure of the projections could be materially misleading to investors, without providing any meaningful benefit to the shareholders. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Securities and Exchange Commission

June 24, 2014

Selected Companies Analysis, page 74

43.	We note the description of the analyses prepared by Cassel Salpeter includes information about certain values used by Cassel Salpeter when conducting the comparable company analysis. Please explain how the comparative companies were selected and why others were excluded and how Cassel Salpeter “deemed relevant” these companies. In this regard, we note your statement on page 75 that “[n]one of the selected companies have characteristics identical to Pangaea.” Please also tell us, with a view towards revised disclosure, whether this list of companies differs from that produced by Mr. Yu. We note that this list differs from the one appearing on page 68.

We have revised the disclosure on page 78 of the Registration Statement to explain how the comparative companies were selected and why Cassel Salpeter deemed such companies to be relevant as requested. We note that the list of companies utilized by Cassel Salpeter differed from those produced by Mr. Yu.

Material Federal Income Tax Consequences, page 76

44.	We note your disclosure on pages 44 and 45 regarding the possibility of the Company being deemed a “passive foreign investment company.” Pursuant to Item 601(b)(8) of Regulation S-K, a tax opinion is required where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. As neither this section nor the full tax opinion in Annex D express opinions on this subject, please provide a tax opinion or explain why you believe an opinion is not required.

We have revised the disclosure on pages 169 through 176 to include a discussion of the material Bermuda and United States federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder (each as defined in the Registration Statement) with respect to the ownership of Holdco’s common shares following the business combination. However, we respectfully do not believe such information is required to be included in the tax opinion. A tax opinion on a specific subject is required only where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. See 17 C.F.R. § 229.601(b)(8). The above-referenced tax section only provides general disclosure related to the tax treatment of acquiring, holding and disposing of Holdco’s securities following consummation of the business combination, and does not include a representation as to specific tax consequences. Since no representation is made as to tax consequences, we do not believe a tax opinion is required with respect to such information.

Securities and Exchange Commission

June 24, 2014

45.	Please advise as whether or not you intend the exhibit 8.1 opinion to be a short form or long form opinion. We may have further comment upon reviewing your response.

The exhibit 8.1 opinion is intended to be a “long-form” opinion as the full tax opinion is being filed as an exhibit to the Registration Statement, included in full as an annex to the proxy statement/prospectus and summarized in the proxy statement/prospectus.

Other Information Related to Quartet, page 106

46.	Please revise this section to provide more detail in regard to the original purpose of the specified purpose acquisition corporation, such as what types of businesses the corporation was targeting for acquisition.

We have revised the disclosure on page 111 of the Registration Statement to provide more detail in regard to the original purpose of Quartet as requested.

Facilities, page 109

47.	We note your statement that you consider your “current office space, combined with the other office space otherwise available to Quartet’s executive officers, adequate for [your] current operations.” Please explain what is meant by “office space otherwise available.”

We have revised the disclosure on page 114 of the Registration Statement to delete the above-referenced language and therefore respectfully believe that this comment is no longer applicable.

Securities and Exchange Commission

June 24, 2014

Directors, Executive Officers and Special Advisor, page 109

48.	Please tell us your basis for the disclosure regarding Mr. Greenblatt’s background under Item 401 of Regulation S-K, as he is not a director or executive officer of the company.

We initially note that Item 401 of Regulation S-K does not prohibit the disclosure of information related to individuals other than a company’s executive officers and directors – instead, it simply sets forth the items that must be disclosed with respect to each officer and director. Although Mr. Greenblatt is not an executive officer or director of Quartet, Quartet sought his advice and input when determining whether to proceed with the transaction with Pangaea. Accordingly, Quartet feels that it is important for investors to understand his background so they can make a determination as to what weight to place on the fact that he is in favor of the proposed transaction. We therefore respectfully believe including Mr. Greenblatt’s background is appropriate in this case.

Quartet’s Management’s Discussion and Analysis, page 112

49.	We note your disclosure on page 114 in regard to provisions for the loans from Quartet’s officers, directors, initial stockholders and affiliates to the Company. Please tell us, with a view towards revised disclosure, whether any such loans have been made and are outstanding.

Currently, no loans have been made or are outstanding from Quartet’s officers, directors, initial stockholders or affiliates to Quartet other than the initial loan made by Mr. Rosenfeld in connection with Quartet’s initial public offering, which loan was repaid in full upon consummation of such offering.

Business of Pangaea, page 116

50.	Please revise this section to disclose when your name was changed from Bulk Partners (Bermuda) Limited.

We have revised this section of the Registration Statement to indicate that the name change occurred on April 30, 2014 as requested.

51.	We note your disclosure that you derive “substantially all of [y]our revenue from contracts of affreightment,” and that the “majority of [y]our fleet is chartered-in.” In light of this, please file any material charter agreements as material contract exhibits or tell us why you do not believe they are material to your business.

We have revised the disclosure on page 123 of the Registration Statement to indicate that substantially all of Pangaea’s revenue is generated from three different sources: contracts of affreightment, time charters and voyage charters. These contracts are entered into in the ordinary course of Pangaea’s business and, thus, Pangaea does not believe any single contract is material to Pangaea’s business. Accordingly, we have not filed any of such contracts as exhibits to the Registration Statement.

Securities and Exchange Commission

June 24, 2014

52.	Similarly, please disclose your hire rates for each of your vessels or explain why this is not material to an understanding of your business. Please explain the hire rates for your chartered-in vessels and how they may differ from your owned vessels.

We respectfully advise the Staff that understanding hire rates for each of Pangaea’s vessels is not material to an understanding of Pangaea’s business because unlike other companies that participate in the carriage of dry bulk cargos, Pangaea does not take medium or long term charters of a year or longer that could create a material risk of unemployment or risk of employment of vessels at rates substantially below the rates required to pay the long term charter hire rates. Specifically, nearly all of Pangaea’s chartered-in fleet is chartered on a short term basis (typically less than six months).  The two long term charters in Pangaea’s fleet are chartered at a variable index rate that adjusts to match prevailing rates and thus, consistent with Pangaea’s strategy, its cost of chartering-in vessels moves with the rates it can secure for moving cargo. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Pangaea’s Competitive Strengths, page 117

53.	We note your third bullet point that you have strong relationships with major industrial customers. Please revise to briefly explain the nature of these relationships, whether they are contractual or informal in nature, and the duration of any material contractual relationships. Please add balancing language to indicate that there is no assurance such relationships will continue.

We have revised the disclosure in the third bullet point to explain the nature of Pangaea’s relationship with major industrial customers. We have also revised the disclosure to indicate that some of these relationships are formalized through contracts for repeat business and that such relationships may not continue. We also respectfully direct the Staff to the risk factor included on page 39 which indicates Pangaea may lose its repeat customers.

Pangaea’s Business Strategies, page 118

54.	Please revise to provide a basis for the statement that you have a “reputation as a reliable and serious counterparty in the sale and purchase market for vessels.”

Securities and Exchange Commission

June 24, 2014

We have revised the disclosure on page 126 of the Registration Statement as requested.

Operations and Assets, page 120

55.	Please revise to describe your joint ventures in more detail, and file any joint venture agreements as material contracts exhibits or tell us why you do not believe they are material to your business.

We respectfully advise the Staff that Pangaea has expanded the discussion of its joint ventures, their operations and assets as requested. The shareholder agreements for these joint ventures are filed herewith as exhibits.

56.	Please revise the graphic on page 123 to be legible.

We have revised the graphic to be more legible as requested.

Industry and Market Conditions, page 134

57.	Please advise whether any of the data provided by the listed sources, such as the data from other third-party sources and industry publications, were commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement.

The discussion from Drewry was commissioned by Pangaea and, as such, we have included a consent pursuant to Rule 436 as Exhibit 23.6.

World Seaborne Dry Bulk Trade, page 139

58.	Please tell us, with a view towards revised disclosure, why there does not appear to be a corresponding footnote to the number 1 in the CAGR column of the table in this section.

We have revised the disclosure in the Registration Statement to remove the CAGR column from the table in this section.

Pangaea’s Management’s Discussion and Analysis, page 161 Critical Accounting Policies, page 162

Long-lived Assets Impairment Considerations, page 163

59.	Within your analysis of results of operations, you reference a decrease in market rates, and therefore average TCE rates, in both the years ended December 31, 2013 and 2012. Please revise your disclosure to explain the potential impact of this type of trend on your impairment analysis and the fair market value of your vessels. Further, you state that, within your undiscounted projected net operating cash flow analysis, you apply a multiple to your estimate of future TCE rates to account for expected growth or decline in future TCE rates due to market conditions. Please expand your disclosure to discuss how this multiple is determined and the impact on your analysis of the fair market value of your vessels due to a change in the multiple.

Securities and Exchange Commission

June 24, 2014

We have revised the disclosure in the Registration Statement to include a discussion of the potential impact of the downward trend in TCE rates on its impairment analysis and the fair value of its vessels. In addition, we have revised and expanded the disclosure to include a discussion of how Pangaea determined various scenarios used in its analysis.

Liquidity and Capital Resources, page 170 Liquidity and Cash Needs, page 170

60.	You state that certain of Pangaea’s common and preferred shareholders have committed to providing financial support in the form of loans and/or the purchase of preferred stock. Please revise this disclosure to state whether such commitment is oral or written.

We have revised the disclosure to indicate that the common and preferred shareholders referred to have committed to providing financial support in writing. As disclosed in the Registration Statement, no such commitments will be outstanding after consummation of the mergers.

61.	We note that, as of January 13, 2012, the fair market value of the vessels pledged as collateral under Pangaea’s $12.0 Million Senior Secured Term Loan fell below the asset coverage ratio requirement, and as a result, in order to cover the shortfall and remain in compliance, Pangaea pledged additional cash as collateral. We also note your disclosure that you are currently in compliance with this covenant. For each credit facility that has a collateral value covenant, please revise your narrative to disclose both the covenant and the calculation thereof as of the latest balance sheet date.

We have revised the narrative to disclose the collateral value covenant applicable to each loan and the calculation thereof as of the latest balance sheet date as requested.

Related Party Loans, page 174 Covenants, page 175

62.	You disclose here and elsewhere that Pangaea was not in compliance with certain covenants that are associated with your financing and debt arrangements. To the extent that you may be at risk for not being in compliance with an existing covenant, please disclose the covenant, and how you currently meet the covenant. Please also include disclosure in the risk factor section, as may be appropriate.

Securities and Exchange Commission

June 24, 2014

We respectfully advise the Staff that Pangaea is not presently at risk of not being in compliance with any loan covenants and therefore, have not modified this section. Should circumstances change, the requested modification will be made in future filings.

Management of Holdco Following the Mergers, page 178

Summary Compensation, page 183

63.	Please explain what constitutes the sums listed in the “all other compensation” column.

We have revised the disclosure in the Registration Statement to indicate that “all other compensation” refers to employer contribution to the 401(k) plan.

Beneficial Ownership of Securities, page 188

64.	Please provide the natural persons with voting power for Fir Tree Inc. Description of Holdco Securities, page 198

We have revised the disclosure on page 211 of the Registration Statement as requested.

65.	We note the statement that this description is “subject to the relevant provisions of Bermuda law and is qualified by reference to Holdco’s bye-laws as will be in effect upon consummation of the transactions . . . .” Please remove this statement, as it is not appropriate to qualify information in the registration statement by reference to information not included in the registration statement or filed as an exhibit.

We refer the Staff to the Bye-laws included as Exhibit 3.2 to the Registration Statement and as Annex B to the proxy statement/prospectus. We therefore respectfully believe that the above-referenced statement is appropriate given the information is included in the Registration Statement and accordingly have not revised the disclosure in response to this comment.

Delivery of Documents to Stockholders, page 201

66.	Please include a legend that this prospectus incorporates important business and financial information about the company that is not included in or delivered with the document. Refer to Item 2(i) of Form S-4, if applicable.

Securities and Exchange Commission

June 24, 2014

We have revised the disclosure on page 222 of the Registration Statement as requested.

Notes to the Financial Statements

Report of Independent Registered Public Accounting Firm, page F-16

67.	Please tell us why the opinion references Bulk Tankers, and not Pangaea. In this regard, we note the disclosure on page 201 that Bulk Tankers was renamed Pangaea Logistics Solutions Ltd. effective April 30, 2014. The opinion should reflect the current legal name of the entity as of the opinion date.

Pangaea’s auditors have revised the Report of Independent Registered Public Accounting Firm to reflect the current legal name of the entity as of the audit opinion date.

Note 9 - Line of Credit, page F-44

68.	You state that the expiration date of the line of credit was extended to May 19, 2014. As this date has passed, please tell us the status of this line of credit and update related disclosure in your filing, as applicable.

As disclosed in the 1st Quarter 2014 financial statement footnotes, the above-referenced Letter of Credit was extended to November 19, 2014.

Annex A: Agreement and Plan of Reorganization, page A-1

69.	Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

We have filed a list briefly identifying the contents of the omitted schedules on page A-61 of the proxy statement/prospectus, and have included an agreement to furnish the Staff with a copy of any such omitted schedule upon request in the exhibit index to the Registration Statement as requested.

Annex C: Letterhead of Cassel Salpeter & Co., LLC, page C-1

70.	We note that the opinion has “not evaluated . . . the fair value of the Company, Holdco, Pangaea or any of their respective assets or liabilities, or whether the Company, Holdco or Pangaea or any other party to the Mergers is paying or receiving reasonably equivalent value in the Mergers under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters . . . .” In light of this, please tell us how Cassel Salpeter was able to determine that Pangaea has “a fair market value equal to at least 80% of the balance of the funds in the Trust Account.”

Securities and Exchange Commission

June 24, 2014

Each of the items in the above-referenced sentence, including the solvency of Pangaea, the fair value of Pangaea, and whether either party is paying or receiving reasonably equivalent value, is qualified by the preposition “under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer or similar matters…” The preposition is meant to clarify that Cassel Salpeter did not evaluate “fair value” of Pangaea as such term may be defined by foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer or similar matters. However, as indicated in Cassel Salpeter’s opinion, it did make a determination in the more general sense, unrelated to laws relating to bankruptcy, insolvency, fraudulent transfers or other similar matters, that Pangaea had a fair market value equal to at least 80% of the balance of the funds in Quartet’s trust fund.

Item 22. Undertakings, page II-3

71.	Please revise to provide the undertaking pursuant to Item 512(a)(6) of Regulation S-K. Quartet Merger Corp.

We have revised the disclosure on page II-3 of the Registration Statement as requested.

Preliminary Proxy Statement on Schedule 14A

General

72.	To the extent that our comments on the S-4 are applicable to the proxy statement, please make conforming changes.

The Staff’s comment is duly noted. We have made revised the proxy statement to include all conforming changes made to the Registration Statement as requested.

Form of Proxy Card

73.	Please mark the form of proxy card “Preliminary Copy.” Refer to Exchange Act Rule 14a-6(e)(1).

We have marked the form of proxy card “Preliminary Copy” as requested.

* * * * *

Securities and Exchange Commission

June 24, 2014

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

JMG/kab

Enclosures

cc: Mr. Eric S. Rosenfeld